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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20547

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                                 SCHEDULE 14D-9
                                 (RULE 14d-101)

          SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. )

                              ANGELES PARTNERS XII
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                            (Name of Subject Company)

                              ANGELES PARTNERS XII
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                      (Name of Person(s) Filing Statement)

                            LIMITED PARTNERSHIP UNITS
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                         (Title of Class of Securities)

                                      NONE
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                      (CUSIP Number of Class of Securities)

                                 Martha L. Long
                              Senior Vice President
                   Apartment Investment and Management Company
                                55 Beattie Place
                        Greenville, South Carolina 29601
                                 (864) 239-1000
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      (Name, Address, and Telephone Number of Person Authorized to Receive
     Notices and Communications on Behalf of the Person(s) Filing Statement)


[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.


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                                 SCHEDULE 14D-9

         This Schedule 14D-9 relates to a tender offer by MPF Income Fund 22, LLC, MPF-NY 2005, LLC, Moraga Gold, LLC, Sutter Opportunity Fund 3, LLC, MPF DeWaay Fund 2, LLC, MPF Flagship Fund 10, LLC, Mackenzie Patterson Special Fund 6, LLC, Mackenzie Patterson Special Fund 6-A, LLC, MPF Acquisition Co. 3, LLC, MPF Income Fund 21, LLC, MPF DeWaay Fund 3 LLC, MPF DeWaay Fund 4 LLC, MPF Flagship Fund 9 LLC, MPF DeWaay Premier Fund 2, LLC, MP Value Fund 8, LLC, MPF Special Fund 7, LLC, Mackenzie Patterson Special Fund 5, LLC, MP Income Fund 20, LLC, MP Value Fund 6, LLC, Mackenzie Patterson Fuller, Inc., and C.E. Patterson (collectively, the "Offerors"), to purchase limited partnership units ("Units") of Angeles Partners XII, at a price of $620 per Unit in cash. The offer to purchase Units is being made pursuant to an Offer to Purchase of the Offerors, dated July 1, 2005.

ITEM 1. SUBJECT COMPANY INFORMATION.

         The name of the subject company is Angeles Partners XII, a California limited partnership (the "Partnership"). The address of the Partnership is 55 Beattie Place, P.O. Box 1089, Greenville, South Carolina 29602, and its telephone number is (864) 239-1000.

ITEM 2. IDENTITY AND BACKGROUND OF FILING PERSON.

         This Schedule 14D-9 is being filed by the Partnership, the subject company. The Partnership's general partners are Angeles Realty Corporation II, a California corporation and managing general partner of the Partnership, and AIMCO Angeles GP, LLC, a Delaware limited liability company, the non-managing general partner of the Partnership. The Partnership's business address and telephone number are set forth in Item 1 above.

         The title of the class of equity securities to which this Schedule 14D-9 relates is the limited partnership units of the Partnership. As of July 15, 2005, 44,718 Units were outstanding.

         This Schedule 14D-9 relates to a tender offer by the Offerors to purchase Units of the Partnership in cash, at a price of $620 per Unit. The offer to purchase Units in the Partnership is being made pursuant to the Offer to Purchase and a related Letter of Transmittal. The tender offer is described in a Tender Offer Statement on Schedule TO (as amended and supplemented from time to time, the "Schedule TO"), which was filed with the SEC on July 1, 2005. As set forth in the Offer to Purchase incorporated by reference into the Schedule TO, the principal business address of each of the Offerors is 1640 School Street, Moraga, California 94556.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

         Not applicable.


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ITEM 4. SOLICITATION OR RECOMMENDATION.

         The information set forth in the Letter to the Unit Holders, dated as of July 15, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

         Not Applicable.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

         Not Applicable.

ITEM 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

         Not applicable.

ITEM 8. ADDITIONAL INFORMATION.

         The information set forth in the Letter to the Unit Holders, dated as of July 15, 2005, a copy of which is attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 9. EXHIBITS.


(a)(1)  Letter to the Unit Holders of the Partnership, dated July 15, 2005.

(e)     Not applicable.

(g)     Not applicable.


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                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 15, 2005


                                               ANGELES PARTNERS XII


                                               By: Angeles Realty Corporation II
                                                   -----------------------------
                                                   (Managing General Partner)


                                               By: /s/   Martha L. Long
                                                   -----------------------------
                                                   Senior Vice President